03015928

SO 4/4/03

VP 4-3-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-29512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: William R. Hough & Co. Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Second Avenue South, Suite 800
(No. and Street)

St. Petersburg (City) Florida (State) 33701 (Zip Code)

SECTION PROCESSING RECEIVED MAR 25 2003 WASH. D.C. 165 SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter C. Jordan 727/895-8837 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gregory, Sharer & Stuart, P.A.
(Name – *if individual, state last, first, middle name*)

100 Second Avenue South, Suite 600 St. Petersburg, FL 33701
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter C. Jordan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of William R. Hough & Co., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

KRISTIE K. CAWEIN
MY COMMISSION # DD 064689
EXPIRES: October 17, 2005
Bonded Thru Notary Public Underwriters

Notary Public

Signature

First Vice President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss)~~ Operations
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gregory, Sharer & Stuart, P.A.

Richard H. Caton, CPA
M. Timothy Farrell, CPA
Thomas H. Gregory, CPA
Jeffrey P. McClanathan, CPA
James G. Newman, CPA
Paula D. Popovich, CPA
Larry W. Sharer, CPA
Byron C. Smith, CPA
Charles L. Stuart, CPA
Richard G. Ulrich, CPA

Report Of Independent Certified Public Accountants

To the Board of Directors and Shareholders
William R. Hough & Co.

We have audited the accompanying statements of financial condition of William R. Hough & Co. as of December 31, 2002 and 2001, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of William R. Hough & Co. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 20 through 23 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gregory, Sharer & Stuart, P.A.

Gregory, Sharer & Stuart, P.A.

St. Petersburg, Florida
February 21, 2003

CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS
100 Second Avenue South • Suite 600 • St. Petersburg, Florida 33701-4336
727/821-6161 FAX 727/822-4573
www.gsscpa.com

WILLIAM R. HOUGH & CO.

Statements Of Financial Condition

	December 31, 2002	December 31, 2001
Assets		
Cash	$ 306,726	$ 518,313
Cash segregated for the exclusive benefit of customers	150,000	900,000
Receivable from brokers and dealers	3,238,806	4,233,853
Receivable from customers	19,050,267	20,959,512
Receivable from non-customers	4,565,012	2,932,944
Securities purchased under agreements to resell	5,358,750	4,133,750
Deposits for securities borrowed	427,200	2,968,500
Securities inventory, at market value	147,781,285	84,386,017
Accrued interest and dividends receivable	1,283,973	1,171,336
Investment securities, at market value	11,516,013	12,107,729
Clearing funds and good faith deposits	6,906,643	1,344,963
Furniture, equipment, and leasehold improvements, net of accumulated depreciation and amortization of $3,285,572 in 2002 and $3,934,979 in 2001	1,490,833	1,321,856
Other assets	2,030,419	1,124,609
	$ 204,105,927	$ 138,103,382
Liabilities And Shareholders' Equity		
Liabilities		
Short-term bank loans	$ 132,582,426	$ 77,400,755
Payable to brokers and dealers	3,111,303	3,581,461
Payable to customers	2,705,829	3,903,446
Securities sold under agreements to repurchase	-	2,362,000
Securities sold, not yet purchased, at market value	7,630,833	6,091,420
Accounts payable, accrued expenses, and other liabilities	8,377,431	5,999,866
Dividends payable	2,005,360	865,468
	156,413,182	100,204,416
Subordinated Borrowings	5,299,013	1,263,016
Shareholders' Equity		
Common stock, par value $.01 per share; authorized 75,000 shares; issued and outstanding 7,162 in 2002 and 7,004 in 2001	72	70
Additional paid-in capital	11,244,932	10,387,907
Retained earnings	31,148,728	26,247,973
	42,393,732	36,635,950
	$ 204,105,927	$ 138,103,382

See accompanying notes.